# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 97209
Date of event which requires filing of this statement: 04/29/2025
Amends the filing with accession number 0001140361-24-02732
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Value Opportunities Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 97209
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D, originally filed on May 23, 2024 and Amendment No. 1 filed with the SEC on April 3, 2025. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the "Reporting Persons"):

1. Oaktree Value Opportunities Fund Holdings, L.P. ("VOF"), a Delaware limited partnership, in its capacity as a direct holder;

2. Oaktree Capital Management, L.P. ("OCM," and together with VOF, the "Oaktree Holders"), a Delaware limited partnership, in its capacity as an advisor on behalf of various clients and accounts and as the indirect manager of VOF;

3. Oaktree Capital Holdings, LLC ("OCH"), a Delaware limited liability company, in its capacity as the indirect manager of OCM; and

4. Oaktree Capital Group Holdings GP, LLC ("OCGH"), a Delaware limited liability company, in its capacity as an indirect owner of OCH.
Residence or business address: The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to incorporate the following as the penultimate paragraph thereof:

On April 29, 2025, shareholders of the Issuer voted in favor of the proposal to adopt the Agreement and Plan of Merger dated December 30, 2024 by and among the Issuer, Vacasa Holdings, LLC, Casago Holdings, LLC ("Parent") and the other parties thereto, as amended (the "Merger Agreement"). On April 30, 2025, certain of the Reporting Persons entered into a Rollover Agreement with Parent, substantially in the form attached hereto as Exhibit B, pursuant to which, immediately prior to the closing of the transactions consummated by the Merger Agreement ("Closing"), the aggregate 1,375,448 Class A Shares previously reported by the Reporting Persons would be contributed to Parent in exchange for newly issued shares of Parent. Pursuant to the Rollover Agreement, immediately prior to the Closing on April 30, 2025, all Class A Shares beneficially owned by the Reporting Persons were transferred to Parent and the Reporting Persons ceased to beneficially own any Issuer securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on lines 11 and 13 of each cover page of this Amendment No. 2 is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on lines 7 through 10 of each cover page of this Amendment No. 2 is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 2, the Reporting Persons have not affected any transactions in Class A Shares since the filing of Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 30, 2025, the Reporting Persons ceased to beneficially own any Class A Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended to incorporate the information set forth in Item 4 hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated as of May 1, 2025.
Exhibit B Rollover Agreement, dated as of April 30, 2025.

## Signatures
- Oaktree Value Opportunities Fund Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/01/2025)
- Oaktree Capital Management LP: /s/ Henry Orren, Henry Orren / Managing Director (05/01/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/01/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/01/2025)